Exhibit 20.1

                              News Release


IBL Bancorp, Inc.                         CONTACT:  G. Lloyd Bouchereau, Jr.
23910 Railroad Avenue                     President and CEO
Plaquemine, Louisiana 70764               (225)687-6337


                        IBL BANCORP, INC. ANNOUNCES
       SHAREHOLDER APPROVAL OF STOCK BENEFIT PLANS, AND ANNOUNCES
              INTENT TO REPURCHASE UP TO 4% OF ITS SHARES


     November 3, 1999 - IBL Bancorp, Inc. announced today that its shareholders had approved IBL's 1999 Stock Option Plan and 1999 Recognition and Retention Plan and Trust Agreement. Over 57% of the total outstanding shares were voted in favor of these two plans at the special meeting of shareholders held on October 20, 1999.

     IBL also announced that the Recognition and Retention Plan intends to purchase up to 4% of the outstanding common stock, or 8,434 shares, to the extent that such shares are available. If sufficient shares cannot be repurchased to fund the Recognition and Retention Plan, then IBL will issue authorized but previously unissued shares to the plan to the extent necessary.

     IBL Bancorp, Inc. is a unitary thrift holding company headquartered in Plaquemine, Louisiana.